Exhibit 99.1.

FOR IMMEDIATE RELEASE

Gerardo Varela / Jose Ramon Calderon Tamsa 011-52-55-5282-9913 www.tamsa.com.mx	Cesar Villavicencio Citigate Financial Intelligence (212) 688-6840 / (212) 419-8305

MEXICO CITY (December 11, 2002) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) (“Tamsa”) announced today the plans of its Directors who hold shares or ADSs of Tamsa in connection with the Tenaris Exchange Offer.

Pursuant to the rules and regulations of the Mexican Banking and Securities Commission, Tamsa informs investors that its Directors who hold shares or ADSs of Tamsa plan to take the following actions in connection with the offer by Tenaris S.A. (“Tenaris”), a Luxembourg company, to exchange shares and ADSs of Tenaris for shares and ADSs of Tamsa, commenced on November 11, 2002 (the “Exchange Offer”):

Director	Plans in connection with the Exchange Offer

Carlos Abedrop Davila	Plans to exchange his Tamsa shares or ADSs
Adalberto Cortesi Queirazza	Plans to exchange his Tamsa shares or ADSs
Raul Gerardo Varela Juarez	Plans to exchange his Tamsa shares or ADSs
Guillermo F. Vogel Hinojosa	Plans to exchange his Tamsa shares or ADSs

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares or ADSs. The Exchange Offer is made in the United States solely by the prospectus dated November 8, 2002, and the related forms of acceptance and ADS letters of transmittal and is not being made to, nor will tenders be accepted from or on behalf of, holders of shares or ADSs in any jurisdiction in which the making of the exchange offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Exchange Offer be made by a licensed broker or dealer, the Exchange Offer shall be deemed to be made on behalf of the dealer manager for the Exchange Offer or one or more registered brokers or dealers licensed under laws of such jurisdiction.